EXHIBIT 99.1

Next-Generation Robotaxi Platform Unveiled, Robotaxi Coming to Uber App

WeRide Announces Unaudited Financial Results for Q3 2024

NEW YORK, Nov. 29, 2024 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), the world’s first publicly traded Robotaxi company and a global leader in the autonomous driving industry, today announced its unaudited results for the third quarter and nine months ended September 30, 2024.

Recent Highlights

After the successful listing on Nasdaq, the Company continued to make progress towards its long-term strategic objectives in the development of autonomous driving technologies and applications both directly and in partnership with others.

WeRide Reinforces Technology Leadership and First-mover Position in the World

  In October 2024, WeRide introduced GXR, a first-of-its-kind, next-generation Robotaxi platform, leveraging over 1,800 days of Robotaxi public operation experience. GXR integrates WeRide's proprietary L4 autonomous driving systems, the advanced Sensor Suite 5.6, and the HPC 2.0 computing platform, built on Farizon SuperVan's steer-by-wire architecture.
  The new HPC 2.0 high-performance computing platform delivers over 1,300 TOPS of AI computing power, efficiently meeting the vehicle's computing demands.
  The Sensor Suite 5.6 is designed with an aerodynamic, compact form and includes over 20 sensors, ensuring 360° blind-spot-free perception and 200-meter front detection, even in challenging conditions such as high-speed maneuvers and low-light environment.

WeRide Expands Global Presence with Key Partnerships and Milestones

  Strategic Partnership and Robotaxi Deployment in the UAE with Uber: In September 2024, WeRide and Uber Technologies, Inc. (“Uber”) announced a strategic partnership to integrate WeRide’s Robotaxis onto the Uber platform. In October 2024, Uber invested in WeRide’s Initial Public Offering (IPO), underscoring the strength of their partnership. By December 2024, WeRide will begin deploying a fleet of Robotaxis powered by WeRide on the Uber app in the United Arab Emirates.
  Strategic MoU with Beti for Robobus Services in France: In November 2024, WeRide signed a Memorandum of Understanding (MoU) with Beti, a leading automated mobility operator in France. The partnership aims to launch Robobus services in France as early as January 2025, marking a significant step in expanding WeRide’s autonomous mobility solutions in Europe.
  Robosweeper Expansion in Singapore: In November 2024, WeRide further advanced its operations in Singapore with the successful acquisition of the Milestone Testing and Assessment License for its Robosweeper S6 and S1 from the Singapore Land Transport Authority (LTA). WeRide is expected to commercialize Robosweeper operations in collaboration with Chye Thiam Maintenance (CTM), a prominent sanitation company in Singapore.
  Launch of Singapore’s First L4 Autonomous Robobus Service: In July 2024, WeRide launched Singapore's first publicly accessible Level 4 (L4) autonomous Robobus service. This pioneering initiative features an integrated manual-autonomous shuttle system connecting luxury hotels and resorts, positioning WeRide as a trailblazer in premium, autonomous transportation solutions.

New Commercialization Milestones Achieved in China

  Launch of the latest end-to-end ADAS solutions: In November 2024, EXEED, Chery Auto's high-end brand, unveiled the Falcon intelligent driving system, empowered by WeRide and Bosch jointly. WeRide provides the comprehensive end-to-end solution that enables the vehicles to navigate complex urban environments, ensuring a seamless driving experience without relying on HD maps.
  Obtaining fare-charging Robobus approval: In September 2024, WeRide secured approval for a fare-charging Robobus service in Hengqin, Guangdong Province, after receiving the approval for the first-ever fare-charging Robobus service in Guangzhou in December 2023.
  First L4 autonomous sanitation project in Shantou: In August 2024, WeRide deployed the S1 Robosweeper in Shantou, China, marking the first L4 autonomous sanitation project in eastern Guangdong Province.
  First L4 autonomous sanitation project in Dongguan: In July 2024, WeRide launched the first commercial unmanned sanitation project in Dongguan, Guangdong Province, covering an area exceeding 270 standard football fields daily.

Management Commentary

Tony Han, WeRide’s Founder, Chairman, and Chief Executive Officer, commented, “WeRide continues to advance the global adoption of our autonomous driving products. By leveraging our cutting-edge technology, we are delivering innovative products that meet the evolving needs of the market. The launch of our next-generation GXR Robotaxi platform, backed by over 1,800 days of operational experience, reflects our commitment to upholding the highest safety standards, ensuring customer satisfaction, and prioritizing commercial viability. Our commercial expansion into seven countries and our strategic partnership with Uber demonstrate the global scalability of our technology. We are dedicated to stay at the forefront of technological advancement in making autonomous driving accessible worldwide.”

Jennifer Li, WeRide’s Chief Financial Officer, added, “Our successful Nasdaq IPO reinforced our vision and our progress. With cutting-edge technology, a strong balance sheet, and a talented team, we are committed to maintaining financial discipline while driving innovation in the industry. There are fluctuations in our gross profit which is largely driven by the mix-shift in our revenues from quarter to quarter. However, we are confident to establish greater customer base through further commercialization of our technologically leading product and services hence, stabilizing revenue and cost of goods structure. Additionally, we are committed to optimizing operational efficiency through economies of scale while strategically investing in R&D and market expansion to deliver long-term value to our shareholders.”

Third Quarter 2024 Financial Results

Revenues

Total revenues decreased to RMB70.0 million (US$10.0 million) from RMB74.2 million in the same period of 2023.

  Product revenue increased to RMB15.0 million (US$2.1 million) from RMB0.1 million in the same period of 2023. The increase was primarily attributable to an increase in the sales of Robosweepers in the third quarter of 2024.
  Service revenue was RMB55.0 million (US$7.9 million) compared to that of RMB74.1 million in the same period of 2023. Service revenue from ADAS research and development services was lower as customized R&D services for certain client were completed during the quarter. Renewal contracts are expected to take effect in 2025.

Cost of Revenue

Cost of revenue increased to RMB65.5 million (US$9.3 million) from RMB51.3 million in the same period of 2023.

  Cost of product sold increased to RMB11.8 million (US$1.7 million) from RMB4.7 million in the same period of 2023 which were consistent with revenue growth.
  Cost of services increased to RMB53.7 million (US$7.6 million) from RMB46.6 million in the same period of 2023. The increase was primarily attributable to an increase in cloud service fee and personnel expense associated with ADAS research and development services for certain client. Higher costs were incurred during the quarter with regards to certain client contract, including cloud computing fees and labor costs, in order to achieve the final contract milestone.

Gross Margin

Gross profit comprised of gross profit for products of RMB3.2 million (US$0.5 million), representing a gross margin of 21.3%, and gross profit for services of RMB1.4 million (US$0.2 million), representing a gross margin of 2.4%.

Operating Expenses

Operating expenses increased to RMB895.7 million (US$127.6 million) from RMB765.8 million in the same period of 2023. The increase in operating expenses was mainly due to a 32% increase in personnel-related expenses compared to the same period in 2023.

  Research and development (R&D) expenses were RMB254.2 million (US$36.2 million), compared to RMB440.4 million in the same period of 2023. Excluding share-based compensation, R&D expenses were RMB206.3 million, compared to RMB160.4 million in the same period of 2023, representing an increase of 28.6%, as the Company continued to attract top R&D talent and focus on the testing, trial, and commercialization of its autonomous driving technology and to invest more resources to improve its technological capabilities.
  Administrative expenses were RMB626.0 million (US$89.2 million), compared to RMB308.6 million in the same period of 2023. Excluding share-based compensation, administrative expenses were RMB60.0 million, compared to RMB40.1 million in the same period of 2023, representing an increase of 49.6%, as the Company continued to execute its growth strategy, strengthened its organizational infrastructure, and increased headcounts across relevant functions and higher professional service fee as it transitions to a publicly listed company.
  Selling expenses were RMB15.5 million (US$2.2 million), compared to RMB16.8 million in the same period of 2023. Excluding share-based compensation, selling expenses were RMB13.8 million, compared to RMB6.2 million in the same period of 2023, representing an increase of 122.6%, as the Company continued to expand its sales network, build brand awareness and inform market participants on the benefits of its autonomous driving products and services.

Net Loss

  Net loss was RMB1,042.7 million (US$148.6 million), compared to RMB846.8 million in the same period of 2023.
  Non-IFRS adjusted net loss1 was RMB240.3 million (US$34.2 million), compared to RMB154.5 million in the same period of 2023.

Basic and Diluted Net Loss Per ADS

  Basic and diluted net loss per ordinary share were RMB4.93 (US$0.70), compared to RMB7.15 in the same period of 2023.
  Basic and diluted net loss per ADS were RMB14.79 (US$2.10), compared to RMB21.45 in the same period of 2023.

Balance Sheet

  As of September 30, 2024, the Company had RMB2,705.9 million (US$385.6 million) in cash and cash equivalents and time deposits, RMB13.8 million (US$2.0 million) in restricted cash and RMB850.2 million (US$121.1 million) in financial assets measured at fair value through profit or loss.
  As of September 30, 2024, the Company had long-term bank borrowings of RMB50 million (US$7.1 million).

Business Outlook

Macroeconomic economic uncertainties are expected to remain in the near term. The Company expects its total revenues to be between RMB350 million and RMB380 million for the full fiscal year of 2024. This forecast reflects management’s current and preliminary views on the market and operational conditions, which are subject to change.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry. Empowered by the smart, versatile, cost-effective and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing a vast majority of transportation needs across a wide range of use cases on the open road, including in the mobility, logistics, and sanitation industries. In September 2023, WeRide earned a prestigious position among the top ten on Fortune Magazine’s “2023 Change the World” list. For more information, please visit https://www.weride.ai.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024.

Use of Non-IFRS Financial Measures

In evaluating its business, the Company considers and uses the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess operating performance. The Company believes that adjusted net loss provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted net loss as net loss for the year/period excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

The Company presents the non-IFRS financial measure because it is used by its management to evaluate its operating performance and formulate business plans. Adjusted net loss enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. Accordingly, the Company believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using the adjusted net loss is that it does not reflect all items of expenses that affect the Company’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the year/period or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor inquiries: ir@weride.ai
Press inquiries: press@weride.ai

WeRide Inc.
Unaudited Condensed Consolidated Statements of Financial Position

	As of
	September 30,	September 30,	December 31,
	2024	2024	2023
	RMB’000	USD’000	RMB’000
ASSETS
Non-current assets
Property and equipment	109,387	15,588	98,574
Right-of-use assets	68,583	9,773	51,658
Intangible assets	21,250	3,028	24,594
Goodwill	44,758	6,378	44,758
Restricted cash – non-current	9,002	1,283	1,575
Deferred tax assets	1,246	178	1,994
Financial assets measured at fair value through profit or loss ("FVPL") – non-current	96,728	13,784	-
Other non-current assets	18,392	2,620	21,082
Total non-current assets	369,346	52,632	244,235

Current assets
Inventories	277,013	39,473	218,220
Contract assets	20,739	2,955	82,826
Trade receivables	295,049	42,044	266,933
Prepayments, deposits and other receivables	170,955	24,361	192,530
Amounts due from related parties	45,306	6,456	26,923
Financial assets measured at FVTPL - current	753,444	107,365	317,042
Time deposits	1,642,460	234,049	2,550,279
Cash and cash equivalents	1,063,488	151,546	1,661,152
Restricted cash – current	4,748	677	10,194
Subscription receivables	-	-	43,924
Total current assets	4,273,202	608,926	5,370,023

Total assets	4,642,548	661,558	5,614,258

DEFICIT IN EQUITY
Total deficit	(4,382,426)	(624,491)	(3,051,918)

WeRide Inc.
Unaudited Condensed Consolidated Statements of Financial Position

	As of
	September 30,	September 30,	December 31,
	2024	2024	2023
	RMB’000	USD’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	33,577	4,785	22,309
Put option liabilities	-	-	40,449
Long-term bank loan	50,000	7,125	-
Deferred tax liabilities	4,735	675	5,483
Other non-current liabilities	4,677	666	6,522
Total non-current liabilities	92,989	13,251	74,763

Current liabilities
Trade payables	12,575	1,792	16,962
Preferred shares and other financial instruments subject to redemption and other preferential rights (Note (1))	8,485,391	1,209,159	8,181,722
Other payables, deposits received and accrued expenses	304,953	43,455	271,306
Contract liabilities	16,132	2,299	12,498
Lease liabilities – current	28,608	4,077	31,098
Amounts due to related parties	41,550	5,921	77,827
Put option liabilities	40,934	5,833	-
Income taxes payable	1,842	262	-
Total current liabilities	8,931,985	1,272,798	8,591,413
Total liabilities	9,024,974	1,286,049	8,666,176

Total deficit and liabilities	4,642,548	661,558	5,614,258

Note (1)
The Company has adopted Amendments to IAS 1, Classification of liabilities as current or non-current, on January 1, 2024. The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2024. As such, as of December 31, 2023 and September 30, 2024, all the preferred shares and other financial instruments subject to redemption and other preferential rights were classified as current liabilities as the preferred shares and other financial instruments subject to redemption and other preferential rights may be converted into ordinary shares at the option of the holders at any time and the conversion feature does not meet the definition of an equity instrument.

WeRide Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss

	Nine Months Ended September 30,			Three Months Ended September 30,
	2024		2023	2024		2023
	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000

Revenue	220,312	31,394	257,076	70,014	9,977	74,207
Cost of revenue(a)	(160,959)	(22,936)	(150,227)	(65,450)	(9,327)	(51,333)
Gross profit	59,353	8,458	106,849	4,564	650	22,874

Research and development expenses(a)	(771,370)	(109,919)	(816,493)	(254,160)	(36,218)	(440,372)
Selling expenses(a)	(38,317)	(5,460)	(31,418)	(15,533)	(2,213)	(16,799)
Administrative expenses(a)	(834,278)	(118,884)	(525,652)	(625,985)	(89,202)	(308,551)
Other income/(loss)	8,715	1,242	13,289	776	111	(303)
Impairment loss on receivables and contract assets	(22,036)	(3,140)	(29,308)	(8,612)	(1,227)	(1,312)

Operating loss	(1,597,933)	(227,703)	(1,282,733)	(898,950)	(128,099)	(744,463)

Net foreign exchange gain/(loss)	5,670	808	4,276	1,011	144	(1,023)
Interest income	131,966	18,805	89,975	42,672	6,081	30,542
Fair value changes of financial assets measured at FVTPL	(34,564)	(4,925)	37,563	(39,067)	(5,567)	11,699
Other finance costs	(2,140)	(305)	(2,690)	(784)	(112)	(906)
Fair value changes of financial liabilities measured at FVTPL	-	-	(4,549)	-	-	-
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(424,175)	(60,444)	(408,841)	(145,949)	(20,798)	(142,321)

Loss before taxation	(1,921,176)	(273,764)	(1,566,999)	(1,041,067)	(148,351)	(846,472)

Income tax	(3,191)	(455)	(2,852)	(1,600)	(228)	(287)

Loss for the period	(1,924,367)	(274,219)	(1,569,851)	(1,042,667)	(148,579)	(846,759)
Deemed distribution to a preferred shareholder	-	-	(32,767)	-	-	-
Loss attributable to ordinary shareholders of the Company	(1,924,367)	(274,219)	(1,602,618)	(1,042,667)	(148,579)	(846,759)
Loss per ordinary share
Basic and diluted loss per ordinary share(b)	(12.74)	(1.82)	(13.67)	(4.93)	(0.70)	(7.15)
Loss per ADS
Basic and diluted loss per ADS(b)	(38.22)	(5.46)	(41.01)	(14.79)	(2.10)	(21.45)

Notes:
(a) Includes share-based compensation expenses as follows:

	Nine Months Ended September 30,			Three Months Ended September 30,
	2024		2023	2024		2023
	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000
Cost of revenue	(4,826)	(688)	(8,547)	(1,806)	(257)	(2,600)
Research and development expenses	(198,199)	(28,243)	(379,436)	(47,832)	(6,816)	(279,973)
Administrative expenses	(699,274)	(99,645)	(406,552)	(565,944)	(80,647)	(268,461)
Selling expenses	(6,930)	(988)	(13,549)	(1,747)	(249)	(10,617)
Total share-based compensation expenses	(909,229)	(129,564)	(808,084)	(617,329)	(87,969)	(561,651)

(b)
In July 2024, the Board of Directors and shareholders of the Company approved the issuance of a total of 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001, for an aggregate consideration of USD128.1, which were issued in August 2024. The Company was entitled an option to repurchase these ordinary shares at USD128.1 if an initial public offering (“IPO”) does not consummate on or before March 31, 2025. Because these ordinary shares were contingently returnable, they were not treated as “outstanding” for EPS purposes and excluded from the calculation of basic EPS prior to the consummation of the IPO. Upon the consummation of the IPO, the Company did retrospective adjustments for basic and diluted EPS of all periods presented since those shares are no longer subject to recall.

WeRide Inc.
Reconciliation of IFRS and Non-IFRS results

	Nine Months Ended September 30,			Three Months Ended September 30,
	2024		2023	2024		2023
	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000
Loss for the period	(1,924,367)	(274,219)	(1,569,851)	(1,042,667)	(148,579)	(846,759)
Add:
Share-based compensation expenses	909,229	129,564	808,084	617,329	87,969	561,651
Fair value changes of financial assets at FVTPL	34,564	4,925	(37,563)	39,067	5,567	(11,699)
Fair value changes of financial liabilities measured at FVTPL	-	-	4,549	-	-	-
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	424,175	60,444	408,841	145,949	20,798	142,321
Adjusted net loss	(556,399)	(79,286)	(385,940)	(240,322)	(34,245)	(154,486)

____________________
1 Adjusted net loss is defined as net loss for the year/period excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.